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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 20)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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        This Amendment No. 20 amends and supplements the
 Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000, and as subsequently amended December 12, 2000, December 18, 2000, December 22, 2000, December 26, 2000, December 27, 2000, December 29, 2000, January 5, 2001, January 9, 2001,
 January 17, 2001, January 18, 2001, January 31, 2001, February 2, 2001,
 February 5, 2001, February 9, 2001, February 12, 2001, February 15, 2001, February 22, 2001, February 23, 2001 and March 1, 2001 (as so amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION.

        Item 8(g) is hereby amended by adding the following at the end thereof:

        Benjamin R. Whiteley, who turns 72 on July 13, 2001, has indicated his intention to resign as a Class A director of the Company effective as of the date of the Company's 2001 annual meeting of shareholders. Pursuant to the Company's bylaws, Mr. Whiteley would have been required to resign from the Board no later than the date of the next regular quarterly meeting of directors following the date that he attained the age of the 72. In light of the foregoing, Willamette's Board of Directors has approved an amendment to the Company's bylaws, effective as of the date of the 2001 annual meeting, to provide that the number of directors of the Company shall be reduced from ten to nine.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(2)(vi)    Editorial written by Hasso Herring, editor of the Albany
                      Democrat-Herald, published in the Albany Democrat-Herald on March 6, 2001 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on March 8, 2001).

Exhibit (a)(2)(vii)   Form of Press Release issued by Willamette on March 8,
                      2001 (incorporated by reference to the Soliciting Material under the Rule 14a-12 on Schedule 14A filed by the Company on March 8, 2001).

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2001          WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer




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                                 EXHIBIT INDEX


Exhibit
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(a)(2)(vi)     Editorial written by Hasso Herring, editor of the Albany
               Democrat-Herald, published in the Albany Democrat-Herald on March 6, 2001 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on March 8, 2001).

(a)(2)(vii) Form of Press Release issued by Willamette on March 8, 2001 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on March 8, 2001).